FSD Pharma Signs Definitive Agreement to Launch UNBUZZD, a

Revolutionary Rapid Alcohol Detoxification Drink

Launch in the Consumer Market to be Led by Former Executives from Coca-Cola (NYSE: KO)

and Celsius Holdings (NASDAQ: CELH)

Toronto, August 2, 2023 -- FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) ("FSD Pharma" or the "Company"), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders, is pleased to announce that it has executed a definitive agreement, signed July 31, 2023, with Celly Nutrition Inc. to grant exclusive rights to recreational applications for FSD Pharma's alcohol misuse technology and launch UNBUZZD, a revolutionary rapid alcohol detoxification drink.

UNBUZZD is created by scientists and expert clinical research team at FSD Pharma. According to Grand View Research, Inc., the global hangover cure products market size is expected to reach $6.18 billion by 2030, representing a CAGR of 14.8% from 2021 to 2028 (as per Report Scope by Grand View Research's Market Analysis 2017-2030 on Hangover Cure Products). https://www.grandviewresearch.com/press-release/global-hangover-cure-products- market#:~:text=The%20global%20hangover%20cure%20products,have%20skyrocketed%20in% 20the%20country.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board of FSD Pharma, commented, "This is a major milestone for our Company. It is a huge step in taking our science to a commercialized product. We have the best and brightest people leading this product commercialization and roll-out, as they were instrumental in the breakthrough, significant ramp up and success with Celsius."

UNBUZZD is led by a very experienced and successful beverage team:

John Duffy spent over 22 years in the Coca-Cola (NYSE: KO) system including roles of increasing responsibilities across multiple functions. In his last role at Coca-Cola as Vice President of National Sales, John led the customer management team responsible for the Coca-Cola systems' largest foodservice distributor, Sysco.

Gerry David is best known for his five-year tenure as Chief Executive Officer at zero-calorie fitness drink maker Celsius Holdings, Inc.(NASDAQ: CELH) where he spearheaded a turnaround that resulted in a global sales explosion, influx of capital from notable strategic investors, and a rise in market capitalization that increased shareholder value 35-fold by exceeding $9 billion.

Kevin Harrington is the inventor of the infomercial, Shark on Shark Tank, Fortune 100 investor, philanthropist, and author. Kevin has launched over 1,000 products in over 100 countries in dozens of languages, creating over $6 billion in global sales, and was instrumental in the creation of Celsius' influencer marketing program.

John Duffy, CEO of Celly Nutrition Inc., ( https://cellynutrition.com/ ) stated, "We are thrilled to be partnering with FSD Pharma in order to deliver to the market a revolutionary drink that fills a huge void and has a tremendous opportunity for hockey stick-like growth. Our team is hard at work with all eyes on an early launch. Please be on the look-out for milestones we expect to achieve throughout the remainder of this year. These milestone targets include trademarks, proprietary blends, provisional patent filings, regulatory affairs, packaging, marketing and distribution strategy and launch and commercialization strategy. We look forward to keeping everyone updated with our progress."

Pursuant to the terms of the Agreement, FSD will receive a 7% royalty on revenue from the Celly Nutrition, until a total in the amount of $250,000,000 has been paid to FSD Pharma, at which point the rate is reduced to 3%. In addition, the Company has issued FSD 100,000,000 common shares (deemed value $50,000) in the capital of the Company ("Common Shares") as a licence fee and has issued FSD an anti-dilution warrant, entitling FSD to exercise the warrant any point in the next five years to increase their holding in( the company to 25% for nominal consideration. Finally, the Celly Nutrition and FSD Pharma entered into a loan agreement, whereby FSD Pharma has agreed to loan the Celly Nutrition $1,000,000 on secured basis with a term of 3 years, which will bear interest at a rate of 10% per annum, payable on each anniversary.

About FSD Pharma

FSD Pharma Inc. is a biotechnology company with two candidates in different stages of development. Lucid Psychss Inc., a wholly owned subsidiary, is focused on the research and development of its lead compounds, Lucid-MS and UNBUZZD™. Please note that for UNBUZZD no clinical trials have been undertaken and the product still needs to be scientifically tested and proven. Lucid-MS is a molecular compound identified for the potential treatment of neurodegenerative disorders. UNBUZZD™ is a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of potentially quickly relieving from the effects of alcohol consumption, such as inebriation, and restoring normal lifestyle.

Forward Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities laws.

Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "plans", "expects", "expected", "scheduled", "estimates", "intends", "anticipates", "hopes", "planned" or "believes", or variations of such words and phrases, or states that certain actions, events or results "may", "could", "would", "might", "potentially" or "will" be taken, occur or be achieved. More particularly, and without limitation, this press release contains forward-looking statements contained in this press release include statements concerning the future of FSD Pharma Inc. and are based on certain assumptions that FSD Pharma has made in respect thereof as of the date of this press release. FSD Pharma cannot give any assurance that such forward-looking statements will prove to have been correct.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the fact that the drug development efforts of both Lucid and FSD BioSciences are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of Lucid and FSD BioSciences may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Lucid and FSD BioSciences; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid and FSD BioSciences; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of Lucid and FSD BioSciences; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of Lucid and FSD BioSciences; and other risks. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this press release, which speak only as of the date of this press release.

Further information regarding factors that may cause actual results to differ materially are included in the Company's annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov), including the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2022, under the heading "Risk Factors." This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. FSD Pharma does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Contacts

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board, FSD Pharma Inc.
Email: Zsaeed@fsdpharma.com

Telephone: (416) 854-8884

Investor Relations:

Email: ir@fsdpharma.com, info@fsdpharma.com

Website: www.fsdpharma.com

ClearThink

Email: nyc@clearthink.capital

Telephone: (917) 658-7878